Exhibit 24(b)(13)

                 FORM OF SUBSCRIPTION AGREEMENT




January 27, 1997



Orchard Series Fund
8515 East Orchard Road
Englewood, Colorado  80111
Attention:  Glen Derback, Treasurer

Re: Subscription for Stock of Orchard Series Fund Trust

Dear Mr. Derback:

Great-West Life & Annuity Insurance Company ("GWL&A") hereby offers to purchase the following shares of common stock of Orchard Series
Fund: 100,000 shares of each of the Orchard Money Market Fund, Orchard Preferred Stock Fund, Orchard Index European Fund, Orchard Index Pacific Fund, Orchard Index 600 Fund and the Orchard Index 500 Fund; each with no par value per shares, for an aggregate purchase price of $600,000, such shares to be fully paid and non-assessable upon issuance and receipt by Orchard Series Fund of said payment.

GWL&A hereby represents that it is acquiring such shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution of such shares, nor with any present intention of distributing or selling such shares. GWL&A does, however, reserve the freedom of action with regard to the possible redemption of those shares in the future at a time and in a manner which would be consistent with the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

Sincerely,                         Accepted and Agreed to this
                                   27th day of January, 1997
/s/ M.S. Hollen
                                   ORCHARD SERIES FUND

M.S. Hollen
Vice President,                    By:   /s/ G.R. Derback
Investment Administration               Glen R. Derback, Treasurer
and Financial Control

/s/ D.G. McLeod

D.G. McLeod
Assistant Vice President,
Investment Administration